Exhibit 99.4

John Abbott

John Abbott has been Downstream Director and a member of the Executive Committee of Royal Dutch Shell plc since October 2013. Based in London, he has Global accountability for:

•  Manufacturing

•  Chemicals

•  Trading & Supply

•  Retail

•  Global Commercial (Lubricants and Business-to-Business)

•  Athabasca Oil Sands and Scotford Upgrader in Canada

•  Raizen Joint Venture in Brazil (Sugarcane, ethanol, plus Downstream activities)

Mr. Abbott is also a Supervisory Board Member of Raizen, a Shell–Cosan joint venture which owns and operates sugar, ethanol and fuels sales and marketing operations in Brazil.

Since joining Shell in 1981, he has worked in the UK, Singapore, Thailand, the Netherlands, Canada, and the USA, predominantly in the areas of Global Manufacturing and Supply, Trading and Distribution. In 1994, he was seconded to the British Government on a brief assignment to work in the Central Policy and Planning Unit of what was then the Department of the Environment.

In 2006, Mr. Abbott became Vice President Manufacturing Excellence and Support, based in Houston,

USA. Two years later, he became Executive Vice President of Shell’s Upstream Americas Heavy Oil business, based in Calgary, Canada.

In 2012, he was appointed Executive Vice President of Global Manufacturing and led a team of 30,000 employees and contractors based at around 30 refineries and chemical sites worldwide.

Mr. Abbott is a mentor in the FTSE 100 cross-company mentoring foundation and Executive Director for Shell’s Asian talent council.

He graduated from Birmingham University, UK, with a first-class honors degree in Chemical Engineering. He is a Fellow of the Institution of Chemical Engineers, as well as a chartered engineer and chartered scientist.